Terra Industries Inc. 600 Fourth Street P.O. Box 6000 Sioux City, IA 51102-6000 Telephone: (712) 277-1340
CONFIDENTIAL TREATMENT REQUESTED BY TERRA INDUSTRIES INC.
September 30, 2008
Mr. Lyn Shenk
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc. File No. 001-08520 Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Shenk:
This letter contains the response of Terra Industries Inc. (Terra) to the Staff’s letter dated August 25, 2008. For convenient reference, the comment contained in that letter appears directly above our response to that comment.
Plant Turnaround Costs
1.	We note your August 12, 2008 response to our prior comment 1 and the additional clarifying information you provided in our telephone conversation of the same day. We note from your response that expenditures associated with plant turnarounds appear to fall into one of three general categories:
•	major equipment items, which are long-lived components of your production units that you separately capitalize as property, plant, and equipment over the estimated useful life of the component;

•	plant turnaround costs, which include disassembly, inspection, and replacement of plant machinery and rotating equipment, equipment recalibration, and internal equipment efficiency assessments, the costs for which you capitalize and amortize until the next scheduled turnaround; and

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September 30, 2008

•	routine repairs and maintenance, which includes routine lubricants, fluids, repair parts, painting, and consumable maintenance supplies, the costs for which you expense as incurred.
On the basis of how you have described these categories to us, we do not object to your accounting for major equipment items or routine repairs and maintenance.
With regard to plant turnaround expenditures, you assert that they can and have resulted in improved production unit efficiency and output after the turnaround. However, it also appears that replacement of major equipment items, which you already separately capitalize, may contribute to these improved levels of efficiency and output and that substantial judgment may be required to determine the extent, if any, to which each contributed to the efficiency and output gains. In addition, you state that plant turnarounds are periodically performed to ensure the long-term safety, reliability, and efficiency of integrated plant machinery at your continuous process production facilities. Based on this statement, it appears that the primary reasons you undertake plant turnarounds are to maintain your production units in proper working condition and to comply with regulatory inspection requirements. Therefore, we continue to be concerned about the appropriateness of capitalizing plant turnaround costs.
We believe that expenditures similar in nature to your plant turnaround costs should normally be expensed as incurred as repair and maintenance expense. However, given that you may have experienced improved efficiency and production output after your turnarounds (as compared to pre-turnaround, optimal working condition-levels of efficiency and output), we believe your plant turnaround expenditures require additional evaluation prior to determining the appropriate accounting for such costs.
Based on the description of plant turnaround costs that you provided, it appears that while certain of the costs you have capitalized may result in improved efficiency and production output, others may not. For example, while it would appear that a higher volume pump or a more efficient motor than that previously used on a production unit may improve the efficiency or production output of the unit, it would also appear that certain other expenditures, such as for equipment recalibration, internal equipment efficiency assessments, and fixed plant overhead costs, would not, in and of themselves, do so (these examples are not intended to be exhaustive). We do not believe it is appropriate to aggregate the costs of all activities performed during a turnaround and capitalize them simply because a subset of the activities were betterments to the production unit. Therefore, we believe you should rigorously assess each plant turnaround expenditure to evaluate whether it improves plant efficiency and production output, with those expenditures that do not improve efficiency or output being expensed as incurred.
To the extent that you continue to capitalize a portion of your plant turnaround costs, given the lack of comparability between your accounting and the accounting by others who expense plant turnaround costs as incurred, we believe you should revise your critical accounting policies to:
– state that the selection of this method of accounting for plant turnaround costs, as opposed to expensing the costs when incurred, results in you deferring recognition of these expenses and

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September 30, 2008

results in you classifying certain cash outflows as investing activities in your statement of cash flows that others classify as operating cash outflows; and
– quantify the amount of plant turnaround costs paid and expensed in each period.
In addition, we believe you should revise your accounting policy for plant turnarounds to state that you capitalize only those expenditures that directly result in betterments to your production units, to state how you are able to conclude such expenditures are betterments, and to state that all other plant turnaround expenditures are expensed as incurred. Also, please clarify that expenditures for major equipment items incurred during your plant turnarounds are separately capitalized as property, plant and equipment.
Finally, continued deferral of qualifying plant turnaround costs on the basis of improved efficiency or production output implies that your production units will see ever-improving efficiency or production output gains with each periodic plant turnaround. As it appears that you believe this will be the case, we believe you should disclose this material expectation in future filings.
Terra Response:
We recognize the Staff’s concern about the appropriateness of capitalizing plant turnaround costs. The primary reasons for undergoing a turnaround are to extend the asset useful life or increase the plant output and/or improve production efficiency as compared to pre-turnaround operations. If any of these are achieved from the turnaround, we believe this would meet a requirement for asset betterment. A secondary reason for undergoing a turnaround is that state and certain other regulatory agencies require a scheduled biennial safety inspection of plant components, such as steam boilers and registered pressure vessels and piping, which can only be performed during the period of shut down. A full shutdown and dismantling of components of the plant is generally mandatory to facilitate the inspection and certification.
As noted in our August 12, 2008 response, our turnaround policy is to capitalize costs which are associated with activities that meet the description of an asset betterment described above. We believe this is consistent with the deferral method of accounting referenced in AICPA Industry Audit Guide, Audits of Airlines (“the Guide”). Costs associated with major equipment items are capitalized separately. Plant turnaround costs are distinguished from normal repairs and maintenance spending which is expensed as incurred. The capitalized turnaround costs are amortized over their expected useful life (i.e. when the next turnaround is expected to occur).
In future periods, including the current quarter, we will continue to perform a rigorous evaluation and thorough assessment to determine whether we have experienced an asset betterment. We will continue to critically evaluate future turnaround activities and expense costs that do not meet the necessary accounting requirements for capitalization.

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September 30, 2008

We have a significant portion of our fixed assets which are fully depreciated or significantly depreciated that are still in use in the daily operations of our facilities. For example, machinery and equipment assets placed in service between 1991 and 2007 with original useful lives of between 2 to 10 years have a remaining net book value of approximately $1 million or 3.3% of the original cost. We believe the cumulative turnaround costs incurred to date and capitalized have led to extending the useful lives so that these assets are still contributing to the production of inventory (i.e. cash flows).
We anticipate, through the performance of turnarounds, to utilize these assets in the production of inventory for the foreseeable future. We believe this analysis supports that the turnaround activities have extended the useful lives of these assets beyond their original estimated depreciable life.
We have re-assessed our turnaround accounting policy and continue to believe it is appropriate. While we believe there is little authoritative accounting guidance that addresses the accounting for plant turnaround costs, we did consider several areas of GAAP that provide guidance that we believe can be applied by analogy to the accounting for plant turnaround costs.
As we noted in our August 12, 2008 response, paragraph 28 of FASB Concepts Statement 6 states that “the common characteristic possessed by all assets (economic resources) is service potential or future economic benefit, the scarce capacity to provide services or benefits to the entities that use them.” We determined the costs capitalized as part of a turnaround have both the common characteristics outlined in paragraph 28 as well as meet the definition of an asset as defined by paragraph 26 (which states, in part “an asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.”) We believe the turnaround activities are betterments that extend the useful life or increase the output and/or improve the efficiency of the equipment. Thus, these betterments have a future economic benefit and qualify for capitalization as an asset (consistent with FASB Concepts Statement 6) and subsequent amortization over the period they benefit.
We also have concluded that turnaround costs are analogous to an aircraft engine overhaul as described in the AICPA Industry Audit Guide, Audits of Airlines (“the Guide”). Section 3.64 of the Guide provides the following discussion regarding overhauls:
“For accounting purposes, airframe and aircraft engine overhauls encompass all inspection and replacements of major components, which the civil air regulations require at specific maximum periodic intervals to recertify that the frame or engine is completely airworthy. An overhaul does not include, however, the cost of routine replacement of minor parts and servicing or inspection of airframes and aircraft engines.”
Section 3.69 of the Guide (as amended by paragraph 7 of FSP AUG-AIR-1: Accounting for Planned Major Maintenance) provides the following discussion of the accounting methods:

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September 30, 2008

“Air carriers should adopt an accounting method that recognizes overhaul expenses in the appropriate period. This may result in different methods for different aircraft, as well as different methods for airframe overhauls and engine overhauls. The method chosen should recognize, among other things, the carrier’s operating practices with respect to airframe and engine overhauls. The following accounting methods are permitted: 1) direct expensing method 2) built-in overhaul method and 3) deferral method”
Section 3.72 of the Guide provides the following discussion of the deferral method:
“Deferral Method. Under the deferral method, the actual cost of each overhaul is capitalized and amortized to the next overhaul.”
We understand that during the overhaul process of an internal combustion aircraft engine the following engine components may be replaced or refurbished: pistons, piston sleeves, fuel pumps, water pumps, oil pumps, alternators, magnetos, cylinder head covers and electronic measurement equipment that monitors engine temperatures, pressures and sub-components like oil pressure, cylinder compression, exhaust temperature, etc. We also understand that jet turbines, although a different type of engine technology, have unique components that are replaced or refurbished at time of overhaul as well. As we noted in our prior response of August 12, 2008, we provided detailed examples of our turnaround activities. While we do not use the phrase of “overhaul”, we believe our term of “turnaround” encompasses similar activities and a similar purpose as an aircraft engine overhaul as described in the Guide — that is to meet safety requirements and extend the useful life of the engine.
We also considered plant turnaround costs to be planned major maintenance activities (“PMMA”) as defined in the exposure draft of the proposed AICPA Statement of Position, Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment, issued June 29, 2001, which are analogous to overhaul activities followed by the airline industry. We believe that our analogy is further supported by FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities (“FSP AIR”), which states that the primary guidance on accounting for PMMA is the Guide and that the FSP is applicable to entities in all industries. Furthermore, we understand that during the deliberation of the FSP AIR, as evidenced by minutes of the March 8, 2006 Board Meeting, as published on the Financial Accounting Standards Board (“FASB”) website, the FASB staff recognized that diversity in practice exists for the treatment of planned major maintenance activities. We follow the deferral method as noted above and do not utilize the built-in overhaul method or other methods noted in the guide.
During a review of our three major publicly-held nitrogen competitors’ filings with the SEC, we noted that two of our major nitrogen competitors (CF Industries Holdings, Inc. and Agrium, Inc.) have similar accounting policies for turnaround activities and capitalize and defer the costs. We also noted that a third nitrogen competitor (Potash Corp. of Saskatchewan, Inc.) does not disclose an accounting policy for turnaround; however it does appear that the turnaround expenditures are expensed as incurred. Thus, there is diversity in industry practice related to

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September 30, 2008

accounting for turnaround costs, since both the deferral method and the direct expense methods are appropriate and acceptable accounting methods.
We also believe the investment community understands our accounting treatment for turnaround activities since we discuss cash flow requirements for capital expenditures and turnarounds in investor conferences, earnings releases, and quarterly earnings conference calls with investors and in our quarterly and annual filings.
Additionally, in our response dated August 12, 2008, we provided a detailed example of turnaround costs incurred for the August 2007 Verdigris, Oklahoma plant for Unit #1. We believe improvements, including the extension of its operating life and increases in output, have continuously been made to the unit referenced in that example through a combination of separately capitalized assets and turnaround (“overhaul”) activities. In our response of August 12, 2008, we also described production output increases resulting from other facility turnaround events when no separately capitalized fixed assets were added during a turnaround event. We believe the improvements in technology and equipment as part of the turnaround activities lead to the demonstrated benefits as described in that letter in addition to extending asset service life. In our response dated August 12, 2008, we also provided the two most recent turnarounds at other plant locations which also demonstrate increased gains in production rates subsequent to turnaround. In November 2007, Terra’s Courtright, Ontario ammonia plant underwent a turnaround. Prior to the turnaround the facility was producing ammonia at a daily rate of approximately [***] tons. Subsequent to the turnaround the rate increased to [***]tons, an increase of [***]In June 2008, Terra’s Yazoo City, Mississippi #9 Nitric Acid plant undertook a turnaround. Prior to the turnaround the plant was producing [***] tons of nitric acid per day. Subsequent to the turnaround the rate increased to [***] tons per day, an increase of [***]There were no significant fixed asset additions during these turnarounds.
The chart below (Verdigris, Oklahoma plant — Unit #1) does not segregate the relative contribution from each new asset addition or turnaround component since they work in concert as part of an integrated 24/7 continuous operation. We believe the cumulative turnaround activities were a material contributor to the extension of useable life (as commissioned in 1975) or as a material contributor to increases in the productive output as compared to the original nameplate design capacities. When commissioned in 1975, Unit #1 had an estimated useable life of 20 years; however, the use of turnarounds has continued to extend the useable life to date and for the foreseeable future. The following is a summary of the original daily production nameplate capacity (as commissioned in 1975) compared to the output achieved during the six months ended June 30, 2008.

[***] Indicates that text has been omitted which is subject to a confidential treatment request. This text has been filed separately with the SEC

Securities and Exchange Commission
September 30, 2008

Average
				Commissioning	Daily
				Name Plate	Production	Capacity
		Engineering	Commissioning	Capacity	6/30/08	Percentage
Unit #1 Area	Fabricator	Design	Date	(tons per day)	(tons per day)	Increase
Ammonia	Kellogg	Kellogg	May 1975	[***]	[***]	[***]
UAN	Kellogg	Stamicarbon	November 1975	[***]	[***]	[***]
Nitric Acid	Kellogg	Stamicarbon	November 1975	[***]	[***]	[***]
To demonstrate the increased output from the 2007 turnaround, the following is a summary of estimated additional revenues and gross margin for the six month period ended June 30, 2008.

Average
	Daily	Average		Sales Factor
	Production	Daily	Increase	Vs.	Average	Average		Additional
	Immediately	Production	In Daily	Downstream	Sales Price	Cost of	Gross	Daily
	Preceding	Six Months	Production	Utilization	per ton	Sale per ton	Margin	Gross
	Turnaround	6/30/08	{tons)	[1]	[2]	[2]	per ton	Margin
Product	(tons)	(tons)	(A)	{B}	{C}	{D}	C-D=E	A*B*E
Ammonia	[***]	[***]	[***]	[***]	$[***]	$[***]	$[***]	$[***]
UAN	[***]	[***]	[***]	[***]	$[***]	$[***]	$[***]	$[***]
Nitric Acid	[***]	[***]	[***]	[***]	$[***]	$[***]	$[***]	$[***]
Subtotal								$[***]

Operating days — six months ended June 30, 2008		[***]

Estimated additional gross margin for 6 months ended June 30, 2008	$	[***]

Estimated additional revenue (six months ended June 30, 2008)	$	[***]

[1]	–	Represents the percentage of product that is sold to external parties. The remaining amount is utilized in Terra’s production of downstream products (Nitric Acid, UAN).
[2]	–	Average amounts for the six months ended June 30, 2008.
Based on current forecasts of results for the turnaround period (two years ending December 31, 2009), we estimate total additional gross margin of $[***], as compared to capitalized turnaround costs of $[***] (capitalized in August 2007).

[***] Indicates that text has been omitted which is subject to a confidential treatment request. This text has been filed separately with the SEC

Securities and Exchange Commission
September 30, 2008

In response to the Staff’s comments, we propose to include plant turnaround costs as a critical accounting policy starting with our next Form 10-K filing. We also propose to enhance the plant turnaround disclosure in the significant accounting policies footnote (please note that the Company includes significant accounting policies in its Form 10-Qs, but does not include critical accounting policies in its Form 10-Qs) and include a specific footnote disclosure for capitalized turnaround costs starting with our 2008 third quarter Form 10-Q as noted below.
CRITICAL ACCOUNTING POLICY AS DISCLOSED IN MD&A (beginning with 2008 10-K)
Deferred plant turnaround costs
Plant turnarounds are periodically performed to extend the useful life, increase output and/or efficiency, and ensure the long-term reliability and safety of integrated plant machinery at our continuous process production facilities. Preceding a turnaround, plants experience decreased efficiency in resource conversion to finished products. Replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts that have a life of at least two years, the internal assessment of production equipment, replacement of aged catalysts, and new installation / recalibration of measurement and control devices result in increased production output and/or improved plant efficiency after the turnaround. We believe the turnaround activities are betterments that meet at least one of the following criteria: 1) extend the equipment useful life or 2) increase the output and/or efficiency of the equipment. As a result, we follow the deferral method of accounting for these turnaround costs. The costs are capitalized and amortized over the period benefited, which is generally the two-year period until the next turnaround.
Terra classifies capitalized turnaround costs as an investing activity under the caption “Plant turnaround expenditures” in the Statement of Cash Flows since this cash outflow relates to expenditures related to productive assets. Repair and maintenance costs are expensed as incurred and are included in the operating cash flow.
SIGNIFICANT ACCOUNTING POLICY IN THE NOTES TO OUR FINANCIAL STATEMENTS (beginning with 2008 3rd quarter Form 10-Q)
Plant Turnarounds
Plant turnarounds are periodically performed to extend the useful life, increase output and/or efficiency and ensure the long-term reliability and safety of integrated plant machinery at our continuous process production facilities. The nature of a turnaround is such that it occurs on less than an annual basis and requires a multi-week shutdown of plant operations. Specific procedures performed during the turnaround include the disassembly, inspection and replacement or overhaul of plant machinery (boilers, pressure vessels, piping, heat exchangers, etc.) and rotating equipment (compressors, pumps, turbines, etc.), equipment recalibration and internal equipment efficiency assessments.

Securities and Exchange Commission
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Preceding a turnaround, plants experience decreased efficiency in resource conversion to finished products. Replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts that have a life of at least two years, the internal assessment of production equipment, replacement of aged catalysts, and new installation / recalibration of measurement and control devices result in increased production output and/or improved plant efficiency after the turnaround. We believe the turnaround activities are betterments that meet at least one of the following criteria: 1) extend the equipment useful life or 2) increase the output and/or efficiency of the equipment. As a result, we follow the deferral method of accounting for these turnaround costs and thus they are capitalized and amortized over the period benefited, which is generally the two-year period until the next turnaround. We also believe the turnaround activities may extend the useful life of the assets since the overhaul of heat exchangers, pressure vessels, compressors, turbines, pumps, motors, etc. allow the continued use beyond the original design. If criteria for betterment or useful life extension are not met, we expense the turnaround expenditures as repair and maintenance activities in the period performed.
In addition, state and certain other regulatory agencies require a scheduled biennial safety inspection of plant components, such as steam boilers and registered pressure vessels and piping, which can only be performed during the period of shut down. A full shutdown and dismantling of components of the plant is generally mandatory to facilitate the inspection and certification. We defer costs associated with regulatory safety inspection mandates that are incurred during the turnaround. These costs are amortized over the period benefited, which is generally the two-year period until the next turnaround.
During a turnaround event, there will also be routine repairs and maintenance activities performed for normal operating purposes. The routine repairs and maintenance costs are expensed as incurred. We do not classify routine repair and maintenance activities as part of the turnaround cost capitalization since they are not considered asset betterments.
The installation of major equipment items can occur at any time, but frequently occur during scheduled plant outages, such as a turnaround. During a plant turnaround, expenditures for replacing major equipment items are capitalized as separate fixed assets.
Terra classifies capitalized turnaround costs as an investing activity under the caption “Plant turnaround expenditures” in the Statement of Cash Flows, since this cash outflow relates to expenditures related to productive assets. Repair and maintenance costs are expensed as incurred and are included in the operating cash flow.
FOOTNOTE 5 (starting with our 2008 third quarter Form 10-Q)
(we have used June 30, 2008 as an example for the proposed footnote)

Securities and Exchange Commission
September 30, 2008

DEFERRED PLANT TURNAROUND COSTS
The following represents a summary of the deferred plant turnaround costs for the 6 months ended June 30, 2008:
(Amounts in US$ 000’s)

				Currency
	Beginning	Turnaround	Turnaround	Translation	Ending
Period Ended	Balance	Costs Capitalized	Amortization	Adjustments	Balance
June 30, 2008	$42,190	$10,225	$(14,875)	$(424)	$37,116
As previously indicated in our response dated August 12, 2008, we hereby re-acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.